

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. Abdo H. Khoury
Executive Vice President and Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc
610 Newport Center Drive, Suite 1150
Newport Beach, California, 92660

>   **Re: Nationwide Health Properties, Inc**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 18, 2010**
>   **File No. 001-09028**

Dear Mr. Khoury:

We have reviewed your response letter dated July 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 65

1. We have considered your response to our prior comment. Please tell us how your assessment of the financial strength of your tenants effects you undiscounted cash flow model used to support the current value of the properties. Within your response, please provide to us whether your assumption of rental cash receipts within your undiscounted cash flow model are greater or lesser then the amount of cash payments currently being received, and whether you anticipate the current tenants to fulfill their obligations under their current leases or have you assumed the need to release the properties. Please ensure that you provide a management basis for these assumptions.

2. We note in the aforementioned response that approximately 50% of your gross receivable balance at December 31, 2009 was due from four tenants. We further note that the company has reserved all or a portion of the receivable amounts due from these tenants. Please expand your MD&A disclosure in future filings to include a discussion of significant tenant collectability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief